Exhibit 2

2006

Aber Diamond Corporation

Management’s Discussion & Analysis
and Financial Statements

ABER DIAMOND CORPORATION
2006 FINANCIAL REPORT
(All figures are in United States dollars unless otherwise indicated)

HIGHLIGHTS

Aber’s net earnings for the year were $81.3 million with earnings per share of $1.40 (cash earnings per share of $3.57(1)) as compared to net earnings of $53.1 million and earnings per share of $0.92 (cash earnings per share of $2.96(1)) for the prior year.

The Company’s sales for the fiscal year ended January 31, 2006 were $505.2 million compared to $385.4 million for the prior year.

Sales from the mining segment increased by 24% compared to the prior year.  Earnings from operations were $163.9 million compared to $117.3 million for the prior year.  The Diavik Mine’s exploration program is well underway to access new ore reserves.

Sales from the retail segment for the year were 44% higher compared to the prior year.  Earnings from operations were $11.8 million compared to $4.5 million for the prior year.  The prior year results for Harry Winston include the ten-month period from the date of acquisition, being April 1, 2004.  During the fourth quarter, Harry Winston opened new salons in Bal Harbour, Florida, Honolulu, Hawaii and relocated the Beverly Hills, California salon to a new flagship store on Rodeo Drive.

Aber’s share of diamonds recovered from the Diavik Mine was 3.3 million carats for the twelve months ended December 31, 2005, compared to 3.0 million carats for the same period of the preceding calendar year.

Aber continues to generate strong levels of working capital, with a working balance of $285.7 million at January 31, 2006, compared to $156.6 million at January 31, 2005.

The Company has declared a quarterly dividend of $0.25 per share to be paid on April 13, 2006 to shareholders of record on March 29, 2006.

(1)   Cash earnings per share is not a recognized measure under Canadian GAAP and does not have a standardized meaning prescribed by Canadian GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Cash earnings per share is earnings before non-cash income tax expense, non-cash foreign exchange gain (loss), and depreciation and amortization on a per share basis. See “Non-Canadian GAAP Performance Measures” in the Company’s Management’s Discussion and Analysis for the three and twelve months ended January 31, 2006, for a reconciliation of earnings to cash earnings.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements and the information contained in the Annual Report have been prepared by the management of the Company. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada and, where appropriate, reflect management’s best estimates and judgments based on currently available information. A system of internal accounting control is maintained to provide reasonable assurance that financial information is accurate and reliable.

The Company’s independent auditors, who are appointed by the shareholders, conduct an audit in accordance with generally accepted auditing standards to allow them to express an opinion on the financial statements.

The Board of Directors’ Audit Committee meets at least quarterly with management to review the internal controls, financial statements and related reporting matters, and with the independent auditors to review the scope and results of the annual audit prior to approval of the financial statements by the entire Board.

Robert A. Gannicott	Alice Murphy
Chief Executive Officer	Vice President & Chief Financial Officer

AUDITORS’ REPORT

To the Shareholders of Aber Diamond Corporation

We have audited the consolidated balance sheets of Aber Diamond Corporation as at January 31, 2006 and 2005 and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended January 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended January 31, 2006 in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants
TORONTO, CANADA
March 14, 2006

CONSOLIDATED BALANCE SHEETS

(expressed in thousands of United States dollars)

As at January 31,	2006	2005
Assets
Current assets:
Cash and cash equivalents (note 4)	$148,116	$123,596
Cash collateral and cash reserves (note 4)	14,276	13,786
Accounts receivable	14,917	17,403
Inventory and supplies (note 5)	202,571	138,927
Advances and prepaid expenses	27,437	10,748
	407,317	304,460
Deferred mineral property costs (note 6)	196,367	200,029
Capital assets (note 7)	301,735	260,616
Intangible assets, net (note 9)	42,922	43,597
Goodwill	41,966	41,966
Deferred charges and other assets (note 10)	22,681	23,899
Future income tax asset (note 13)	30,625	22,385
	$1,043,613	$896,952
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$83,822	$58,746
Promissory note (note 11)	—	50,902
Bank advances (note 12(ii))	9,882	5,791
Current portion of long-term debt (note 12)	27,915	32,451
	121,619	147,890
Long-term debt (note 12)	157,344	118,359
Future income tax liability (note 13)	256,426	174,468
Other long-term liability	4,929	4,863
Future site restoration costs (note 14)	15,316	13,855
Minority interest (note 3)	36,086	18,045

Shareholders’ equity:
Share capital (note 15)	297,114	292,119
Stock options	11,805	9,260
Retained earnings	126,630	101,460
Cumulative translation adjustment	16,344	16,633
	451,893	419,472
Commitments and guarantees (note 18)
	$1,043,613	$896,952

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Robert A. Gannicott	Lars-Eric Johansson
Director	Director

CONSOLIDATED STATEMENTS OF EARNINGS

(expressed in thousands of United States dollars, except per share amounts)

Years ended January 31,	2006	2005	2004
Sales	$505,234	$385,402	$95,596
Cost of sales	222,607	189,311	46,404
	282,627	196,091	49,192
Selling, general and administrative expenses	106,948	74,298	13,655
Earnings from operations	175,679	121,793	35,537
Interest and financing expenses	(14,933)	(15,597)	(12,610)
Other income (note 17)	4,333	9,638	1,826
Foreign exchange gain (loss)	(11,343)	(5,295)	13,283
Earnings before income taxes	153,736	110,539	38,036
Income taxes – Current (note 13)	9,337	4,743	2,076
Income taxes – Future (note 13)	59,784	51,593	8,253
Earnings before minority interest	84,615	54,203	27,707
Minority interest	3,362	1,119	—
Net earnings	$81,253	$53,084	$27,707
Earnings per share
Basic	$1.40	$0.92	$0.50
Fully diluted (note 16)	$1.39	$0.90	$0.49

Weighted average number of shares outstanding	57,957,201	57,568,733	55,136,766

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(expressed in thousands of United States dollars)

For the year ended January 31,	2006	2005	2004
Retained earnings, beginning of year	$101,460	$57,031	$29,324
Net earnings	81,253	53,084	27,707
Dividends paid	(52,180)	(8,655)	—
Excess of repurchase price of common shares over stated value (note 15)	(3,903)	—	—
Retained earnings, end of year	$126,630	$101,460	$57,031

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(expressed in thousands of United States dollars)

For the year ended January 31,	2006	2005	2004

Cash provided by (used in):
Operating
Net earnings	$81,253	$53,084	$27,707
Items not involving cash:
Amortization and accretion	55,517	58,281	22,062
Future income taxes	58,894	52,228	8,253
Stock-based compensation	2,545	3,164	2,868
Foreign exchange	10,579	6,610	(13,283)
Minority interest	3,296	1,119	—
Loss/(gain) on sale of other assets	161	—	(985)
Change in non-cash operating working capital	(50,421)	(24,091)	4,607
	161,824	150,395	51,229
Financing
Repayment of long-term debt	(36,203)	(134,796)	28,000
Increase/(decrease) in revolving credit	86,120	27,550	(264)
Deferred financing	(321)	(4,286)	(868)
Dividends paid	(52,180)	(8,655)	—
Issue of common shares	5,752	59,222	11,013
Purchase of subordinated convertible debt	(6,808)	—	—
Capital contribution from Harry Winston minority shareholder	8,067	—	—
Common shares purchased for cancellation	(4,660)	—	—
	(233)	(60,965)	37,881
Investing
Cash collateral and cash reserve	(490)	86,305	(55,091)
Deferred mineral property costs	(34,850)	(11,853)	(19,339)
Capital assets	(52,673)	(20,699)	(19,618)
Deferred charges	(1,815)	(15,025)	(2,127)
Purchase of Harry Winston (net of cash acquired)	—	(29,598)	—
Repayment of promissory note	(51,059)	—	—
Proceeds on sale of other assets	—	—	3,961
	(140,887)	9,130	(92,214)
Foreign exchange effect on cash balances	3,816	1,408	2,282

Increase in cash and cash equivalents	24,520	99,968	(822)
Cash and cash equivalents, beginning of year	123,596	23,628	24,450
Cash and cash equivalents, end of year	$148,116	$123,596	$23,628
Change in non-cash operating working capital
Accounts receivable	3,363	(4,079)	(3,673)
Advances and prepaid expenses	(16,244)	(2,331)	(1,196)
Inventory and supplies	(63,644)	(24,093)	5,474
Accounts payable and accrued liabilities	26,104	6,412	4,002
	$(50,421)	$(24,091)	$4,607
Supplemental cash flow information
Cash taxes paid	$7,209	$3,609	$1,622
Cash interest paid	$12,846	$9,098	$9,710

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended January 31, 2006, 2005 and 2004 (tabular amounts in thousands of United States dollars, except as otherwise noted)

Note 1:
Nature of Operations

Aber Diamond Corporation (the “Company” or “Aber”) is a specialist diamond company focusing on the mining and retail segments of the diamond industry.

The Company’s most significant asset is a 40% ownership interest in the Diavik group of mineral claims. The Diavik Joint Venture (the “Joint Venture”) is an unincorporated joint arrangement between Diavik Diamond Mines Inc. (“DDMI”) (60%) and Aber Diamond Mines Ltd. (40%). DDMI is the operator of the Diavik Diamond Mine (the “Diavik Mine”).  Both companies are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England, and Aber Diamond Mines Ltd. is a wholly owned subsidiary of Aber Diamond Corporation of Toronto, Canada. The Diavik Mine is located 300 kilometres northeast of Yellowknife in the Northwest Territories. Aber records its proportionate interest in the assets, liabilities and expenses of the Joint Venture in the Company’s financial statements with a one-month lag.

Note 2:
Significant Accounting Policies

The consolidated financial statements are prepared by management in accordance with accounting principles generally accepted in Canada, and except as described in note 22 conform in all material respects with accounting principles generally accepted in the United States.

The principal accounting policies presently followed by the Company are summarized as follows:

(a)          Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries as well as its proportionate share of unincorporated joint arrangements.

Subsidiaries

A subsidiary is an entity which is controlled by the Company.  The consolidated financial statements include all the assets, liabilities, revenues, expenses and cash flows of the Company and its subsidiaries after eliminating intercompany balances and transactions.  For partly owned subsidiaries, the net assets and net earnings attributable to minority shareholders are presented as minority interests on the consolidated balance sheet and consolidated statement of earnings.

Joint Arrangements that Are Not Entities (“Joint Arrangements”)

The Diavik Joint Venture is an unincorporated joint arrangement.  Aber owns an undivided 40% interest in the assets, liabilities and expenses of the Joint Venture.  Aber records its proportionate interest in the assets, liabilities and expenses of the Joint Venture in the Company’s consolidated financial statements with a one-month lag.  The accounting policies described below include those of the Joint Venture.

(b)         Measurement Uncertainty

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of earnings, revenues and expenses during the reporting year. Significant areas requiring the use of management estimates relate to the determination of impairment of capital assets, intangible assets, goodwill and deferred mineral property costs, estimation of future site restoration costs and future income taxes, and classification of current portion of long-term debt. Financial results as determined by actual events could differ from those estimated.

(c)          Revenue Recognition

Revenue from rough diamond sales is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the Company’s price to the customer is fixed or determinable and collection of the resulting receivable is reasonably assured.

Revenue from fine jewelry and watch sales is recognized upon delivery of merchandise when the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. Sales are reported net of returns. Shipping and handling fees billed to customers are included in net sales and the related costs are included in cost of sales.

(d)         Cash Resources

Cash and cash equivalents, and cash collateral and cash reserve consist of cash on hand, balances with banks and short-term money market instruments (with a maturity on acquisition of less than 91 days), and are carried at cost, which approximates market.

Funds in cash collateral and cash reserve are maintained as prescribed under the Company’s debt financing arrangements and will become available to Aber for general corporate purposes and for debt servicing as prescribed by the terms of credit facility agreements.

(e)          Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and generally do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the existing accounts receivable. The Company reviews its allowance for doubtful accounts monthly. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

(f)            Inventory

Rough diamond inventory is recorded at the lower of cost or net realizable value and includes stockpiled ore, diamonds in process, and diamonds held for sale. Cost is determined on an average cost basis including production costs and value-added processing activity.

Merchandise inventory is recorded at the lower of cost or net realizable value and includes fine jewelry and watches. Included in merchandise inventory are production costs such as material, labour and overhead costs.

Supplies inventory is recorded at the lower of average cost or replacement value and includes consumables and spare parts maintained at the Diavik Mine site and at the Company’s sorting and distribution facility locations.

(g)         Deferred Mineral Property Costs

All direct costs relating to mineral properties, including mineral claim acquisition costs, exploration and development expenditures in the pre-production stage, ongoing property exploration expenditures, pre-production operating costs net of any recoveries, interest, and amortization, are capitalized and accumulated on a property-by-property basis.

The costs of deferred mineral properties from which there is production are amortized using the unit-of-production method based upon estimated proven and probable reserves.

General exploration expenditures which do not relate to specific resource properties are expensed in the period incurred.

On an ongoing basis, the Company evaluates each property based on results to date to determine the nature of exploration and development activities that are warranted in the future. If there is little prospect of the Company or its partners continuing to explore or develop a property, the deferred costs related to that property are written down to the estimated fair value.

(h)         Capital Assets

Capital assets are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided using the units-of-production method or straight-line method as appropriate. The units-of-production method is applied to a substantial portion of Diavik Mine capital assets and, depending on the asset, is based on carats of diamonds recovered during the period relative to the proven and probable ore reserves of the ore deposit being mined or the total ore deposit.  Other capital assets are depreciated using the straight-line method over the estimated useful lives of the related assets, which are as follows:

Asset	Estimated useful life
(years)
Buildings	10-40
Machinery and mobile equipment	3-10
Computer equipment and software	3
Furniture and equipment	2-10
Leasehold and building improvements	Up to 20

Amortization for mine related assets was charged to deferred mineral property costs during the pre-commercial production stage.

Maintenance and repair costs are charged to earnings while expenditures for major renewals and improvements are capitalized.

The recoverability of the amounts shown for the Diavik Mine capital assets is dependent upon the continued existence of economically recoverable reserves, upon maintaining title and beneficial interest in the property, and upon future profitable production or proceeds from disposition of the diamond properties.  The amounts representing Diavik Mine capital assets do not necessarily represent present or future values.

Upon the disposition of capital assets, the accumulated amortization is deducted from the original cost and any gain or loss is reflected in current earnings.

(i)             Intangible Assets

Intangible assets acquired individually or as part of a group of other assets are initially recognized and measured at cost.  The cost of a group of intangible assets acquired in a transaction, including those acquired in a business combination that meet the specified criteria for recognition apart from goodwill, is allocated to the individual assets acquired based on their relative fair values.

Intangible assets with finite useful lives are amortized on a straight-line basis over their useful lives as follows:

Asset	Estimated useful life
(years)
Wholesale distribution network	10
Store leases	Up to 9

The amortization methods and estimated useful lives of intangible assets are reviewed annually.

Intangible assets with indefinite useful lives are not amortized and are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.  The impairment test compares the carrying amount of the intangible asset with its fair value, and an impairment loss is recognized in income for the excess, if any.

(j)             Goodwill

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values.  Goodwill is allocated, as of the date of the business combination, to the Company’s reporting units that are expected to benefit from the synergies of the business combination.

Goodwill is not amortized and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired.  The impairment test is carried out in two steps.  In the first step, the carrying amount of the reporting unit is compared with its fair value.  When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary.

The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any.  The implied fair value of goodwill is determined in the same manner as the value of the goodwill is determined in a business combination, using the fair value of the reporting unit as if it were the purchase price.  When the carrying amount of the reporting unit goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the consolidated statement of earnings before extraordinary items and discontinued operations.

(k)          Deferred Charges and Other Assets

Deferred financing costs are amortized over the repayment terms of the related debt. Other assets are amortized over a period not exceeding ten years.

Amortization of deferred financing charges relating to long-term debt was charged to the cost of the underlying asset prior to the commencement of commercial activity.

(l)             Future Site Restoration Costs

The Company records the fair value of any asset retirement obligations as a long-term liability in the year in which the related environmental disturbance occurs, based on the net present value of the estimated future costs. The fair value of the liability is added to the carrying amount of the deferred mineral property and this additional carrying amount is amortized over the life of the asset based on units of production. The obligation is adjusted at the end of each fiscal year to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement.

(m)       Foreign Currency Translation

The functional currency of the Company is the US dollar. At year end, monetary assets and liabilities denominated in foreign currency are translated to US dollars at exchange rates in effect at the balance sheet date and non-monetary assets and liabilities are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenues and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in earnings.

For certain subsidiaries of the Company where the functional currency is not the US dollar, the assets and liabilities of these subsidiaries are translated at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated at the rate of exchange in effect at the time of the transactions. Foreign exchange gains and losses are recorded in the cumulative translation adjustment account under shareholders’ equity.

(n)         Income and Mining Taxes

The Company accounts for income taxes under the asset and liability method. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and the tax basis of assets and liabilities.

Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A reduction in respect of the benefit of a future tax asset (a valuation allowance) is recorded against any future tax asset if it is not likely to be realized.  The effect on future tax assets and liabilities of a change in tax rates is recognized in earnings in the year during which the change in tax rates is considered to be substantively enacted.

(o)         Stock-Based Compensation

The Company applies the fair value method to all grants of stock options.

All stock options granted are accounted for as a capital transaction at the time of the grant and are reflected as stock options in shareholders’ equity. The fair value of options granted is estimated at the date of grant using a Black-Scholes option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, volatility factor of the expected market price of the Company’s stock, and a weighted average expected life of the options. The estimated fair value of the options is recorded on a straight-line basis over the vesting period. Any consideration paid on amounts attributable to stock options is credited to share capital.

(p)         Restricted and Deferred Share Unit Plan (“RSU” and “DSU”)

The RSU and DSU Plans are full value phantom shares which mirror the value of Aber’s publicly traded common shares.  Grants under the RSU Plan are on a discretionary basis to employees of the Company subject to Board of Director approval.  Each RSU grant vests on the third anniversary of the grant date, subject to special rules for death and disability.  Grants under the DSU Plan are awarded to non-executive directors of the Company. Each DSU grant vests immediately on the grant date.

(q)         Post Retirement Benefits

The expected costs of post retirement benefits under defined benefit arrangements are charged to the profit and loss account over the service lives of employees entitled to those benefits.  Variations from the regular cost are spread on a straight-line basis over the expected average remaining service lives of relevant current employees.  The plan assets and liabilities are valued annually by qualified actuaries.

(r)            Financial Instruments

From time to time, the Company uses a limited number of derivative financial instruments to manage its foreign currency and interest rate exposure. For a derivative to qualify as a hedge at inception and throughout the hedged period, the Company formally documents the nature and relationships between the hedging instruments and hedged items, as well as its risk-management objectives, strategies for undertaking the various hedge transactions and method of assessing hedge effectiveness. Financial instruments qualifying for hedge accounting must maintain a specified level of effectiveness between the hedge instrument and the item being hedged, both at inception and throughout the hedged period. The Company does not use derivatives for trading or speculative purposes.

(s)          Basic and Diluted Earnings per Share

Basic earnings per share are computed by dividing net earnings (loss) by the weighted average number of shares outstanding during the year.

Diluted earnings per share are prepared using the treasury stock method to compute the dilutive effect of options and warrants. The treasury stock method assumes the exercise of any “in the money” options with the option proceeds would be used to purchase common shares at the average market value for the year. Options with an average market value for the year higher than the exercise price are not included in the calculation of diluted earnings per share as such options are not dilutive.

(t)            Impairment of Long-Lived Assets

Long-lived assets, including property, plant and equipment and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of by sale would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

(u)         Comparative Figures

Certain figures have been reclassified to conform with presentation in the current year.

(v)         Recently Issued Accounting Pronouncements

Deferred Stripping

In March 2005, the Emerging Issues Task Force of the Financial Accounting Standards Board  (“FASB”) issued EITF No. 04-06, “Accounting for Stripping Costs Incurred during Production”.  This rule says that post production stripping costs are part of the cost of inventory, disallowing a common mining industry practice of deferring stripping costs based on life of mine stripping ratios.  The standard is effective February 1, 2006 for United States generally accepted accounting principles (“US GAAP”) purposes.  In March 2006, the Emerging Issues Committee of the Canadian Institute of Chartered Accountants (“CICA”) issued EIC 160 on “Stripping Costs in the Production Phase of a Mining Operation”, which provides an alternative to inclusion of stripping costs in inventory required by the US standard when the stripping costs result in a betterment of the asset by providing access to additional sources for ore, in which case the stripping costs can be capitalized.  The standard is effective for the Company’s fiscal year which commences February 1, 2007.  The Company has treated post production stripping costs as a cost of inventory.

Accounting for Stock Issued Compensation

In December 2004, FASB issued SFAS No. 123R.  This Statement replaces SFAS No. 123, “Accounting for Stock Compensation”, and supersedes Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”. The Company is currently assessing the impact of this pronouncement on the financial statements.

Note 3:
Acquisition

On April 1, 2004, the Company completed the acquisition of a 51% share of Harry Winston Inc. (“Harry Winston”), a luxury jewelry and watch retailer. The Company purchased its interest for $85.0 million, of which $20.3 million was in the form of a direct equity investment in Harry Winston. The total purchase price, before transaction costs, is payable by the Company in installments, with $49.8 million remaining to be paid over the one-year period following closing. The Company also has the option to purchase the remaining 49% interest in Harry Winston on the sixth anniversary of the closing at the then fair market value of such interest, failing which the other principal shareholders of Harry Winston will have the ability to institute a process for the sale of Harry Winston as an entity (including the Company’s 51% interest).

The allocation of the purchase price to the fair values of assets acquired and liabilities assumed is set forth in the table below and continues to be refined. The valuation of intangible assets has been completed by a third party valuator. Purchase price amounts give rise to future income tax liabilities that have been recorded in the same year in which the intangible assets are separately identified.

Accounts receivable	$30,045
Inventory	92,658
Intangibles	44,160
Goodwill	41,966
Other assets	22,724
Accounts payable and accrued liabilities	(32,199)
Bank loan	(43,872)
Future income tax liability	(20,644)
Minority interest	(16,519)
Notes payable	(12,099)
Other liabilities	(17,230)
$88,990

Cash paid at acquisition	$40,000
Purchase price adjustment	(5,066)
Initial cash outlay	34,934
Promissory note	49,765
Acquisition and other costs	4,291
$88,990

Aber owns a 52.83% share of Harry Winston located in New York City, US.  Pursuant to the Stock Purchase Agreement between Aber and the two minority shareholders, if contribution to capital required by Harry Winston is not made by a stockholder, the non-contributing stockholder’s interest in Harry Winston is diluted proportionately.  As a result of the capital contributions made by Aber but not by all minority shareholders in fiscal 2005, Aber’s ownership of Harry Winston increased from 51% to 52.83%.  The results of Harry Winston have been consolidated in the financial statements of the Company effective April 1, 2004. Minority interest represents the remaining 47.17% ownership of Harry Winston not held by Aber.

Note 4:
Cash Resources

	2006	2005
Diavik Joint Venture	$10,523	$6,889
Cash and cash equivalents	137,593	116,707
Total cash and cash equivalents	148,116	123,596
Cash collateral and cash reserves	14,276	13,786
Total cash resources	$162,392	$137,382

Note 5:
Inventory and Supplies

	2006	2005
Rough diamond inventory	$21,612	$19,013
Merchandise inventory	164,691	110,175
Supplies inventory	16,268	9,739
Total inventory and supplies	$202,571	$138,927

Note 6:
Deferred Mineral Property Costs

	2006			2005
			Net			Net
		Accumulated	book		Accumulated	book
	Cost	amortization	value	Cost	amortization	value
Diavik Mine	$248,383	$52,016	$196,367	$234,046	$34,017	$200,029

The Company holds a 40% ownership interest in the Diavik group of mineral claims, which contains commercially mineable diamond reserves. DDMI, a subsidiary of Rio Tinto plc, is the operator of the Joint Venture and holds the remaining 60% interest. The claims are subject to private royalties which are in the aggregate 2% of the value of production.

Note 7:
Capital Assets

	2006			2005
			Net			Net
		Accumulated	book		Accumulated	book
	Cost	amortization	value	Cost	amortization	value
Diavik equipment and leaseholds (a)	$337,020	$85,655	$251,365	$278,376	$54,170	$224,206
Furniture, equipment and other (b)	14,900	7,126	7,774	10,930	5,800	5,130
Real property – land and building (c)	50,654	8,058	42,596	36,502	5,222	31,280
	$402,574	$100,839	$301,735	$325,808	$65,192	$260,616

(a)             Diavik equipment and leaseholds are project related assets at the Joint Venture level.

(b)            Furniture, equipment and other includes equipment located at the Company’s diamond sorting facility and at Harry Winston’s salons.

(c)             Real property is comprised of land and a building which houses the corporate activities of the Company and various leasehold improvements to Harry Winston’s salons and corporate offices.

Note 8:
Diavik Joint Venture

The following represents Aber’s 40% proportionate interest in the Joint Venture as at December 31, 2005 and 2004.

	2006	2005
Current assets	$52,845	$33,057
Long-term assets	408,967	379,860
Current liabilities	14,600	9,198
Long-term liabilities and participant’s account	447,212	403,709
Year ended:
Net expense	131,935	159,432
Cash flows resulting from operating activities	(89,490)	(75,703)
Cash flows resulting from financing activities	159,972	95,730
Cash flows resulting from investing activities	(67,762)	(16,415)

The Company is contingently liable for the other participant’s portion of the liabilities of the Joint Venture and to the extent the Company’s participating interest has increased because of the failure of the other participant to make a cash contribution when required, the Company would have access to an increased portion of the assets of the Joint Venture to settle these liabilities.

Note 9:
Intangible Assets

	Amortization		Accumulated	2006	2005
	period	Cost	amortization	net	net
Trademark	indefinite life	$33,850	$—	$33,850	$33,850
Drawings	indefinite life	5,200	—	5,200	5,200
Wholesale distribution network	120 months	2,500	(458)	2,042	2,292
Store leases	65 to 105 months	2,610	(780)	1,830	2,255
Intangible assets		$44,160	$(1,238)	$42,922	$43,597

Note 10:
Deferred Charges and Other Assets

	2006	2005
Prepaid pricing discount (i), net of accumulated amortization of $1.4 million (2005-$0.2 million)	$10,322	$11,760
Other assets	4,855	5,410
Financing, net of accumulated amortization of $0.9 million (2005–$0.8 million)	2,927	3,729
Refundable security deposits	4,577	3,000
	$22,681	$23,899

(i)             During fiscal 2005, $12.0 million was paid to Tiffany & Co. (“Tiffany”) by the Company to amend its rough diamond supply agreement. The amendment eliminated all pricing discounts on future sales. The payment has been deferred and is being amortized on a straight-line basis over the remaining life of the contract.

Note 11:
Promissory Note

	2006	2005
Promissory note	—	$50,902

The $50.9 million represented the balance of the purchase price payable plus accrued interest (accrued interest to January 31, 2005) by the Company for its acquisition of 51% of Harry Winston; this note was repaid on March 3, 2005.

Note 12:
Long-Term Debt

	2006	2005
Credit facility (a)	$114,160	$90,000
Harry Winston credit facility (b)	62,460	40,432
First mortgage on real property	8,639	8,279
Notes payable (c)	—	12,099
Total long-term debt	185,259	150,810
Less current portion	(27,915)	(32,451)
	$157,344	$118,359

(i)        Long-Term Debt

(a) Credit Facility

The Company’s credit agreement includes a $100.0 million senior secured term facility and a $75.0 million senior secured revolving facility.  The facilities have underlying interest rates, which at the option of the Company are either LIBOR plus a spread of 1.50% to 2.625%, or US Base Rate plus a spread of 0.50% to 1.625%. The facilities have a final maturity date of December 15, 2008. The senior secured revolving facility has a standby fee on undrawn amounts up to 1.5%, dependent on certain financial ratios, payable quarterly. The Company may at any time prepay, in whole or in part, borrowings outstanding in minimum amounts of $5.0 million. The Company is required to comply with certain financial and non-financial covenants. Under the facilities, the Company is required to establish a debt reserve account containing up to a maximum of $15.0 million. The effective interest at January 31, 2006 was 6.36%.

Scheduled amortization of the Company’s senior secured term facility is over ten equal consecutive semi-annual installments commencing June 15, 2004. As at January 31, 2006, the Company had a $44.2 million senior secured term facility and had $70.0 million drawn under its senior secured revolving facility. The maximum amount permitted to be drawn under the senior secured revolving facility is reduced by $12.5 million semi-annually, commencing September 2006.  The Company is required to repay borrowings under this facility in excess of the maximum permitted at each semi-annual date, up to a maximum of $12.5 million.

Interest and financing charges include interest incurred on long-term debt, as well as amortization of deferred financing charges.

(b) Harry Winston Credit Facility

Harry Winston Inc. and Harry Winston Japan, K.K. amended its $85.0 million secured credit agreement on January 31, 2006 with a syndicated group of banks to increase it to $110.0 million on March 1, 2006 and to $130.0 million on July 1, 2006.  The credit agreement includes both a revolving line of credit and fixed rate loans.  At January 31, 2006, $62.5 million had been drawn against the facility. The amount available under this facility is subject to availability determined using a borrowing formula based on certain assets owned by Harry Winston Inc. and Harry Winston Japan, K.K. The Harry Winston credit facility, which expires on March 31, 2008, has no scheduled repayments required before that date.

The credit agreement contains affirmative and negative financial and non-financial covenants, which apply to Harry Winston on a consolidated basis. These provisions include minimum net worth, minimum coverage of fixed charges, leverage ratio, minimum EBITDA and limitations on capital expenditures.  The outstanding borrowings under the credit facility are secured by inventory and accounts receivable of Harry Winston Inc. and inventory of Harry Winston Japan, K.K. with no guarantees or recourse to Aber.

The facility provides for fixed rate loans and floating rate loans, which bear interest at 2.50% above LIBOR and 1.50% above the bank’s prime rate, respectively. The effective interest rate at January 31, 2006 was 9.00%.

(c) Notes Payable

Included in long-term debt were notes payable pertaining to convertible subordinated note agreements with two of Harry Winston’s minority shareholders.  The notes were subordinated to Harry Winston’s credit facility.  On December 31, 2005, Harry Winston exercised its option to convert the subordinated notes into common shares of Harry Winston.

(d) Required Principal Repayments

2006	$27,915
2007	45,449
2008	92,106
2009	13,025
2010	567
Thereafter	6,197
$185,259

(ii)          Bank Advances

The Company also operates a revolving financing facility. Under the terms of the facility, the Company has available $35.0 million (utilization in either US dollars or Euros) for inventory and receivables funding in connection with marketing activities through its Belgian subsidiary, Aber International N.V. Borrowings under the facility bear interest at the bank’s base rate plus 1.5%. At January 31, 2006, $4.8 million was drawn under this facility. This facility has an annual commitment fee of 0.75% per annum.

Harry Winston Japan, K.K. maintains unsecured credit agreements with two banks each amounting to Yen 300 million (US $2.6 million). The credit facilities bear interest at 1.875% per annum and expire on April 28, 2006 and December 29, 2006, respectively. Under these agreements, bank advances of $5.1 million were outstanding at January 31, 2006.

Note 13:
Income Tax

The future income tax asset of the Company is $30.6 million, of which $16.7 million relates to Harry Winston. Included in the future tax assets is $15.2 million which has been recorded to recognize the benefit of $48.4 million of net operating losses that Harry Winston has available for carry forward to shelter income taxes for future years. The net operating losses are scheduled to expire between 2018 and 2024.

The future income tax liability of the Company is $256.4 million of which $38.3 million relates to Harry Winston. Harry Winston’s future income tax liabilities include $20.6 million from the purchase price allocation. The Company’s future income tax asset and liability accounts are revalued to take into consideration the change in the Canadian dollar compared to the US dollar and the unrealized foreign exchange gain or loss is recorded in net earnings for each year.

(a)          The income tax provision consists of the following:

	2006	2005	2004
Current expense	$9,337	$4,743	$2,076
Future expense	59,784	51,593	8,253
	$69,121	$56,336	$10,329

(b)         The tax effects of temporary differences that give rise to significant portions of the future tax assets and liabilities at January 31, 2006 and 2005 are as follows:

	2006	2005
Future income tax assets:
Net operating loss carryforwards	$24,162	$29,708
Capital assets	738	356
Future site restoration costs	5,860	4,714
Other future income tax assets	4,837	2,519
Gross future income tax assets	35,597	37,297
Valuation allowance	(4,972)	(14,912)
Future income tax assets	30,625	22,385

Future income tax liabilities:
Deferred mineral property costs	(122,393)	(112,860)
Capital assets	(93,439)	(20,922)
Retail inventory	(17,317)	(19,136)
Goodwill	(20,644)	(20,644)
Unrealized foreign exchange gains	(2,285)	(906)
Other future income tax liabilities	(348)	—
Future income tax liabilities	(256,426)	(174,468)
Future income tax liability, net	$(225,801)	$(152,083)

(c)          The difference between the amount of the reported consolidated income tax provision and the amount computed by multiplying the earnings (loss) before income taxes by the statutory tax rate of 40% (2005 – 42%; 2004 – 41%) is a result of the following:

	2006	2005	2004
Expected income tax expense	$61,495	$46,426	$15,595
Resource allowance	(1,318)	(1,607)	(4,942)
Non-deductible (non-taxable) items	5,063	(26)	1,375
Large Corporations Tax	940	1,370	1,436
Northwest Territories mining royalty	13,995	12,459	4,569
Impact on changes in future corporate income tax rates	—	3,545	—
Earnings subject to tax different than statutory rate	(6,832)	(5,962)	(7,033)
Losses for which benefit not recognized (recognized)	(2,372)	1,030	—
Other	(1,850)	(899)	(671)
Recorded income tax expense	$69,121	$56,336	$10,329

(d)         The Company has net operating loss carryforwards for Canadian income tax purposes of approximately $11.0 million. Harry Winston has net operating loss carryforwards for US income tax purposes of $48.4 million.

Note 14:
Future Site Restoration Costs

	2006	2005
Future site restoration costs	$15,316	$13,855

The Joint Venture has an obligation under various agreements (note 18) to reclaim and restore the lands disturbed by its mining operations.

The Company’s share of the total undiscounted amount of the future cash flows that will be required to settle the obligation incurred at January 31, 2006 is estimated to be $25.2 million of which approximately $16.4 million is expected to occur at the end of the mine life. The anticipated cash flows relating to the obligation at the time of the obligation have been discounted at a credit adjusted risk-free interest rate of 5.57%.

	2006	2005
At February 1, 2005 and 2004	$13,855	$12,880
Revision of previous estimates	744	257
Accretion of provision	717	718
At January 31, 2006 and 2005	$15,316	$13,855

Note 15:
Share Capital

(a)          Authorized

Unlimited common shares without par value.

(b)         Issued

	Number of
	shares	Amount
Balance, January 31, 2003	54,636,670	$221,884
Shares issued for:
Cash on exercise of options	1,296,562	11,013
Balance, January 31, 2004	55,933,232	$232,897
Shares issued for:
Cash	1,500,000	53,369
Cash on exercise of options	485,047	5,853
Balance, January 31, 2005	57,918,279	$292,119
Shares issued for:
Share buyback	(150,000)	(757)
Cash on exercise of options	365,501	5,752
Balance, January 31, 2006	58,133,780	$297,114

The Toronto Stock Exchange (“TSX”) accepted the Company’s notice of intention to proceed with a normal course issuer bid (“NCIB”) to allow the Company to buy back a percentage of its shares on the open market. The notice filed with the TSX provides that the Company may purchase, through the facilities of the TSX over a one-year period, up to a total of 5% of its outstanding shares, representing 2,850,000 shares. The notice has now expired. Purchases made by the Company were in accordance with the rules and policies of the TSX and the prices that the Company paid were the market price of such shares at the time of acquisition thereof. Any shares purchased were cancelled.

During fiscal 2006, the Company acquired 150,000 common shares for cancellation for cash of $4.7 million. The excess of the price of common shares repurchased over the stated value has been allocated to retained earnings.

(c)          Stock Options

Under the Employee Stock Option Plan, approved in February 2001, the Company may grant options for up to 4,500,000 shares of common stock. Options may be granted to any director, officer, employee or consultant of the Company or any of its affiliates. Options granted to directors vest immediately and options granted to officers, employees or consultants vest over three to four years. The maximum term of an option is ten years.  The number of shares reserved for issuance to any one optionee pursuant to options cannot exceed 2% of the issued and outstanding common shares of the Company at the date of grant of such options.

The exercise price of each option cannot be less than the fair market value of the shares on the last trading day preceding the date of the grant.

The Company’s shares are primarily traded on a Canadian dollar based exchange, and accordingly stock option information is presented in Canadian dollars, with conversion to US dollars at the average exchange rate for the year.

Changes in share options outstanding are as follows:

	2006			2005			2004
	Options	Weighted average exercise price		Options	Weighted average exercise price		Options	Weighted average exercise price
	000s	CDN$	US$	000s	CDN$	US$	000s	CDN$	US$
Outstanding, beginning of year	2,342	$23.52	$18.95	2,515	$18.69	$13.53	3,363	$14.48	$10.48
Granted	10	36.83	31.18	335	41.60	32.00	524	29.21	21.15
Exercised	(366)	18.76	15.63	(485)	15.38	11.83	(1,297)	11.88	8.49
Expired	(27)	26.49	22.07	(23)	21.66	16.66	(75)	21.11	15.29
	1,959	$23.34	$20.49	2,342	$22.62	$18.22	2,515	$18.69	$13.53

The following summarizes information about stock options outstanding at January 31, 2006:

	Options outstanding			Options exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
	Number	contractual	exercise	Number	exercise
Range of exercise prices	outstanding	life in years	price	exercisable	price
CDN$	000s		CDN$	000s	CDN$
$9.10-$9.15	313	4.9	$9.14	313	$9.14
10.60-10.85	75	4.0	10.65	75	10.65
12.45-12.45	336	6.0	12.45	336	12.45
17.50-18.95	60	6.2	17.74	60	17.74
23.35-29.25	729	7.6	25.32	574	25.01
34.20-40.30	111	8.9	39.68	50	40.00
41.45-41.95	335	9.3	41.60	84	41.60
	1,959		$23.34	1,492	$19.28

(d) Stock-Based Compensation

The Company applies the fair value method to all grants of stock options.

The fair value of options granted during the years ended January 31, 2006, 2005 and 2004 was estimated using a Black-Scholes option pricing model with the following weighted average assumptions:

	2006	2005	2004
Risk-free interest rate	3.81%	3.58%	4.64%
Dividend yield	0.77%	—	—
Volatility factor (i)	25.97%	30.31%	33.26%
Expected life of the options	3.6 years	3.6 years	6.4 years
Average fair value per option, CDN	$8.48	$11.54	$11.89
Average fair value per option, US	$7.06	$8.88	$8.61

(i)             Volatility factor is based on the Company’s historical share price but not including share price information preceding the Company’s announcement of securing project financing for the Diavik Project. Options granted in fiscal 2005 were made prior to the adoption of a dividend policy by the Company.

(e)          Restricted and Deferred Share Unit Plans (“RSU” and “DSU” Plans)

Number of
units
Balance, January 31, 2004	—
Awards during the year (net):
RSU	58,344
DSU	15,804
Balance, January 31, 2005	74,148
Awards during the year (net):
RSU	45,615
DSU	25,275
Balance, January 31, 2006	145,038

During the fiscal year, the Company granted 45,615 RSUs (net of decreases) and 25,275 DSUs under an employee and director incentive compensation program, respectively. The RSU and DSU Plans are full value phantom shares which mirror the value of Aber’s publicly traded common shares.

Grants under the RSU Plan are on a discretionary basis to employees of the Company subject to Board of Director approval. Each RSU grant vests on the third anniversary of the grant date, subject to special rules for death and disability. The Company anticipates paying out cash on maturity of RSUs and DSUs.

Only non-executive directors of the Company are eligible for grants under the DSU Plan. Each DSU grant vests immediately on the grant date.

The expenses related to the RSUs and DSUs are accrued based on the price of Aber’s common shares at the end of the period and the probability of vesting. This expense is recognized on a straight-line basis over the term of the grant. The Company recognized an expense of $2.6 million (2005-$1.0 million) for the twelve months ended January 31, 2006.

Note 16:
Earnings per Share

The following table sets forth the computation of diluted earnings per share:

	2006	2005	2004
Numerator:
Net earnings for the year	$81,253	$53,084	$27,707
Denominator (thousands of shares):
Weighted average number of shares outstanding	57,957	57,569	55,137
Dilutive effect of employee stock options/RSUs/DSUs	864	1,175	1,166
	58,821	58,744	56,303
Number of anti-dilutive options	—	—	102

Note 17:
Other Income

In the prior year, the Company received funds from Tiffany to remove certain restrictions on the disposal of Aber shares owned by Tiffany. Tiffany disposed of such shares and no longer owns any shares of Aber and therefore is no longer classified as a related party.

Note 18:
Commitments and Guarantees

(a)          Environmental Agreement

Through negotiations of environmental and other agreements, the Joint Venture must provide funding for the Environmental Monitoring Advisory Board. Aber’s share of this funding requirement was $0.2 million for calendar 2005. Further funding will be required in future years; however, specific amounts have not yet been determined. These agreements also state the Joint Venture must provide security deposits for the performance by the Joint Venture of its reclamation and abandonment obligations under all environmental laws and regulations. Aber’s share of the Joint Venture’s letters of credit outstanding with respect to the environmental agreements as at January 31, 2006 was $36.7 million. The agreement specifically provides that these funding requirements will be reduced by amounts incurred by the Joint Venture on reclamation and abandonment activities.

(b)         Participation Agreements

The Joint Venture has signed participation agreements with various native groups. These agreements are expected to contribute to the social, economic and cultural well-being of the Aboriginal bands. The agreements are each for an initial term of twelve years and shall be automatically renewed on terms to be agreed for successive periods of six years thereafter until termination. The agreements terminate in the event the mine permanently ceases to operate.

(c)          Commitments

Commitments include the cumulative maximum funding commitments secured by letters of credit of the Joint Venture’s environmental and participation agreements at Aber’s 40% share, before any reduction of future reclamation activities and future minimum annual rentals under non-cancellable operating leases for retail salons and corporate office space, and are as follows:

2006	$56,868
2007	65,465
2008	77,519
2009	79,139
2010	79,577
Thereafter	132,361

Note 19:
Employee Benefit Plans

	Year ended	Year ended
Expenses for the year	January 31, 2006	January 31, 2005
Defined benefit pension plan at Harry Winston (a)	$119	$114
Defined contribution plan at Harry Winston (b)	323	213
Defined contribution plan at the Diavik Mine (b)	564	469
	$1,006	$796

(a)          Defined Benefit Pension Plan

Harry Winston sponsors a defined benefit pension plan covering substantially all of its employees based in the United States. The benefits are based on years of service and the employee’s compensation. In April 2001, Harry Winston amended its defined benefit pension plan. The amendment froze plan participation effective April 30, 2001. Harry Winston’s funding policy is to contribute amounts to the plan sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974. Plan assets consisted primarily of fixed income, equity and other short-term investments. Certain foreign subsidiaries of Harry Winston have separate pension plan arrangements, which are fully funded at January 31, 2006. The plan assets and benefit obligations were valued as of January 1, 2006. The next valuation is scheduled for January 1, 2007.

(i)            Information about Harry Winston’s defined benefit plans are as follows:

	2006	2005
Accrued benefit obligation:
Balance, beginning of year	$11,609	$11,510
Interest cost	652	557
Actuarial gain	171	4
Effects of changes in assumptions	289	284
Benefits paid	(886)	(746)
Balance, end of year	11,835	11,609
Plan assets:
Fair value, beginning of year	8,485	7,745
Actual return on plan assets	927	359
Employer contributions	1,069	1,127
Benefits paid	(887)	(746)
Fair value, end of year	9,594	8,485
Funded status – plan deficit (included in accrued liabilities)	$(2,241)	$(3,124)

(ii) Plan assets

The asset allocation of Harry Winston’s pension benefits at January 31, 2006 were as follows:

	2006	2005
Asset category:
Cash equivalents	4%	19%
Equity securities	76%	75%
Fixed income securities	19%	5%
Other	1%	1%
Total	100%	100%

(iii) The significant assumptions used are as follows:

	2006	2005
Accrued benefit obligation:
Discount rate	5.50%	5.75%
Expected long-term rate of return	7.50%	7.50%
Benefit costs for the year:
Discount rate	5.50%	5.75%
Expected long-term rate of return on plan assets	7.50%	7.50%
Rate of compensation increase	0.00%	0.00%

Harry Winston’s overall expected long-term rate of return on assets is 7.50%. The expected long-term rate of return is based on the portfolio as a whole and not on the sum of the returns on individual asset categories. The return is based exclusively on historical returns, without adjustments.

(iv) Harry Winston expects to contribute $1.1 million to its pension plan in calendar 2006

The benefits of $0.9 million are expected to be paid in each calendar year from 2006 to 2010. The aggregate benefits expected to be paid in the five calendar years from 2011 to 2015 are $12.1 million. The expected benefits are based on the same assumptions used to measure Harry Winston’s benefit obligation at January 31, 2006.

(b)         Defined Contribution Plan

Harry Winston has a defined contribution 401(k) plan covering substantially all employees in the United States that provides employer-matching contributions based on amounts contributed by an employee, up to 50% of the first 6% of the employee’s salary. Employees must meet minimum service requirements and be employed on December 31 of each year in order to receive this matching contribution.

The Joint Venture sponsors a defined contribution plan whereby the employer contributes 6% of the employee’s salary. The cost of the Joint Venture’s contributions for the fiscal year was $1.4 million (2005-$1.2 million).

Note 20:
Related Parties

Transactions with related parties for the fiscal year include $0.5 million payable (2005-$0.5 million) under management agreements with all of Harry Winston’s shareholders and $1.7 million (2005-$4.3 million) of rent relating to the New York salon, payable to an employee and shareholder.

Note 21:
Segmented Information

The Company operates in two segments within the diamond industry, mining and retail, as of January 31, 2006.

The mining segment consists of the Company’s rough diamond business. This business includes the 40% interest in the Diavik group of mineral claims and the sale of rough diamonds in the market-place.

The retail segment consists of the Company’s ownership in Harry Winston. This segment consists of the marketing of fine jewelry and watches on a worldwide basis.

For the twelve months ended January 31, 2006	Mining	Retail	Total
Revenue
Canada	$314,073	$—	$314,073
United States	—	75,212	75,212
Europe	—	66,279	66,279
Asia	—	49,670	49,670
Cost of sales	129,061	93,546	222,607
	185,012	97,615	282,627
Selling, general and administrative expenses	21,129	85,819	106,948
Earnings from operations	163,883	11,796	175,679
Interest and financing expenses	(10,150)	(4,783)	(14,933)
Other income/(expense)	4,352	(19)	4,333
Foreign exchange loss	(10,488)	(855)	(11,343)
Segmented earnings before income taxes	$147,597	$6,139	$153,736
Segmented assets as at January 31, 2006
Canada	$706,431	$—	$706,431
United States	—	255,424	255,424
Other foreign countries	19,515	62,243	81,758
	$725,946	$317,667	$1,043,613
Goodwill as at January 31, 2006	$—	$41,966	$41,966
Capital expenditures	$37,743	$14,931	$52,674
Other significant non-cash items:
Income tax expense	$61,677	$(1,893)	$59,784

For the twelve months ended January 31, 2005	Mining	Retail	Total
Revenue
Canada	$252,666	$—	$252,666
United States	—	52,324	52,324
Europe	—	48,098	48,098
Asia	—	32,314	32,314
Cost of sales	119,314	69,997	189,311
	133,352	62,739	196,091
Selling, general and administrative expenses	16,024	58,274	74,298
Earnings from operations	117,328	4,465	121,793
Interest and financing expenses	(11,399)	(4,198)	(15,597)
Other income/(expense)	9,795	(127)	9,668
Loss on sale of other assets	(30)	—	(30)
Foreign exchange gain (loss)	(6,244)	949	(5,295)
Segmented earnings before income taxes	$109,450	$1,089	$110,539
Segmented assets as at January 31, 2005
Canada	$640,187	$—	$640,187
United States	—	198,017	198,017
Other foreign countries	6,604	52,144	58,748
	$646,791	$250,161	$896,952
Goodwill as at January 31, 2005	$—	$41,966	$41,966
Capital expenditures	$15,536	$5,163	$20,699
Other significant non-cash items:
Income tax expense	$52,228	$(635)	$51,593

Segmented reporting started in fiscal 2005 with the acquisition of Harry Winston on April 1, 2004.

Sales to one customer in the mining segment totalled $23.0 million (2005-$29.7 million) for the fiscal year.

Note 22:
Differences Between Canadian and United States Generally Accepted Accounting Principles

These financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. Except as set out below, these financial statements also comply, in all material aspects, with accounting principles generally accepted in the US and the rules and regulations of the Securities Exchange Commission. The following tables reconcile results as reported under Canadian GAAP with those that would have been reported under US GAAP.

	Canadian GAAP	US GAAP
	2006	2006
Balance sheet:
Mining interests (a)	$196,367	$144,761
Long-term debt	157,344	170,505
Future income tax liability, net	225,801	196,802
Shareholders’ equity	451,893	411,949

	Canadian GAAP	US GAAP
	2005	2005
Balance sheet:
Mining interests (a)	$200,029	$143,693
Long-term debt	118,359	131,520
Future income tax liability, net	152,083	126,826
Shareholders’ equity	419,472	371,056

	2006	2005	2004
Earnings for the year, Canadian GAAP	$81,253	$53,084	$27,707

Foreign exchange gain (b)	—	—	(13,161)
Amortization (c)	4,730	14,322	(10,775)
Future income taxes	3,742	(9,075)	5,441
Mark-to-market foreign currency contracts	—	—	(1,007)
Earnings for the year, US GAAP	$89,725	$58,331	$8,205

Basic earnings per share	$1.55	$1.01	$0.15
Diluted earnings per share	$1.53	$0.99	$0.15

(a)          Expenditures on Mining Interests Prior to the Establishment of Proven and Probable Reserves

Effective February 1, 1999, the Company changed its method of accounting for costs on unproven properties under US GAAP from capitalizing all expenditures to expensing all costs prior to the completion of a definitive feasibility study which establishes proven and probable reserves.

Upon commencement of commercial production, certain mineral property costs were reclassified to capital assets and inventory, for both Canadian and US GAAP purposes.

(b)         US Functional Currency

For US GAAP purposes, commercial production commenced as of February 1, 2003 and, therefore, the US dollar became the functional currency for the Company as of that date. Accordingly, foreign exchange gains recorded prior to the commencement of commercial production on August 1, 2003, for Canadian GAAP purposes, during the first and second quarters of the prior fiscal year, are reversed.

(c)          Amortization of Deferred Mineral Property and Deferred Charges and Other Assets

For US GAAP purposes, commercial production commenced as of February 1, 2003. Therefore, all of the fiscal 2005 amortization pertaining to items deferred for Canadian GAAP purposes during the first and second quarters of fiscal 2004 was added back to net earnings for US GAAP purposes. In fiscal 2006 and fiscal 2005, amortization expense is less for US GAAP purposes as a result of accounting for costs of unproven properties (see note 22(a) above). In fiscal 2004, amortization expense is higher for US GAAP purposes as a result of different dates used for commercial production.

(d)         Impact of Recent United States Accounting Pronouncements

In December 2004, FASB issued SFAS 123 (revised), “Share-Based Payment”. The FASB has issued revised standards to require companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation issued to employees, but expresses no preference for a type of valuation model. The way an award is classified will affect the measurement of compensation cost. Liability-classified awards are remeasured to fair value at each balance sheet date until the award is settled. Equity-classified awards are measured at grant-date fair value and the grant-date fair value is recognized over the requisite service period. Such awards are not subsequently remeasured. The revised statement is effective for public companies’ interim or annual periods beginning after June 15, 2005 and is effective for non-public companies for annual periods beginning after December 15, 2005. The adoption of this standard is not expected to have an impact on the consolidated financial statements of the Company.

In May 2005, FASB issued SFAS 154, “Accounting Changes and Error Corrections” to replace APB Opinion No. 20, “Accounting Changes”, and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements”.  Previously, most accounting changes were recognized by including the cumulative effect of changing to a newly adopted accounting principle in the net income of the period of the change.  The revised standard improves financial reporting by requiring voluntary changes in accounting principles to be reported via retrospective application, unless impracticable.  The revised standard will improve the consistency of financial information between periods and enhance the usefulness of the financial information by facilitating analysis and understanding of comparative accounting data.  The revised standard is effective for accounting changes made in fiscal years beginning after December 15, 2005.  The adoption of this standard is not expected to have an impact on the consolidated financial statements of the Company.